UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-39173

I-MAB

Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Manufacturing Facility Update

I-Mab (the “Company”) previously announced its intention to build a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) as part of its strategic plan to become a fully integrated biopharma company.

The Company has now taken concrete steps to execute this plan. These steps include detailed operational planning for the facility, actions taken to secure an appropriate site, and negotiations with external financing providers. The Hangzhou Facility targets to have a pilot capacity of 2 x 2,000L by the end of 2021 and commercially progressive capacity up to 8 x 2,000L to begin operation by the end of 2023. Construction is expected to commence in late 2020. The Company believes that establishing its own manufacturing facility is strategically important and advantageous in that it will own and control its GMP manufacturing process in order to ensure quality, secure production slots and maximize cost-effectiveness.

The project will be financed by a combination of internal and external sources. A group of domestic investors in China have agreed to invest a total of US$120 million (in RMB equivalent) in cash. Upon investment closing, the Company, through its wholly owned subsidiary and parties acting in concert, will remain the majority shareholder of I-Mab Biopharma (Hangzhou) Limited (“I-Mab Hangzhou”), the entity holding the Hangzhou Facility, and retain a managing role and take full control to build and operate the manufacturing facility.

I-Mab plans to prioritize its therapeutic focus and resources on immuno-oncology in its global ambition to become a leading immuno-oncology company. This goal has been accelerated by its recent global strategic partnership with AbbVie and its commercialization plan for the initial oncology products. I-Mab Hangzhou is positioned to provide manufacturing capabilities for I-Mab as well as the continued development of selected biologics assets that are unessential to I-Mab’s immuno-oncology focus, i.e. TJ301, TJM2 (excluding cytokine release syndrome indications) and a few pre-clinical CMC-stage programs. The Company believes that this strategic alignment is necessary to maximize the pipeline value and balance the development risk for the Company and its subsidiary entities as a whole.

Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding the strategic partnership, the anticipated development and capacity of I-Mab Hangzhou and manufacturing facility and the potential financing sources of I-Mab Hangzhou. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on I-Mab’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By:	/s/ Jielun Zhu
Name:	Jielun Zhu
Title:	Director and Chief Financial Officer

Date: September 17, 2020